                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                   ---------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 4)/1/
                                                -

                          Sirius Satellite Radio Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.001 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  82966U-10-3
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                                 (CUSIP Number)


                           Apollo Management IV, L.P.
                            1999 Avenue of the Stars
                                   Suite 1900
                         Los Angeles, California  90067
                                 (310) 201-4100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 10, 2001
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            (Date of Event Which Requires Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    /1/ The remainder of this cover page shall be filled out for a reporting
     -
person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 82966U-10-3               13D            Page  2  of  6  Pages
--------------------------                          -------------------------


1                           NAME OF REPORTING PERSONS
                            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                            ONLY)

                            Apollo Investment Fund IV, L.P.
                            13-3985622
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2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                            (a) [X]
                                                                            (b) [_]
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3                           SEC USE ONLY
------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS*
                            OO
------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                            REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
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                            7  SOLE VOTING POWER
                                   8,255,370
        NUMBER OF
         SHARES             8  SHARED VOTING POWER
     BENEFICIALLY                  8,704,700
       OWNED BY
    EACH REPORTING          9  SOLE DISPOSITIVE POWER
     PERSON WITH                    8,255,370

                           10  SHARED DISPOSITIVE POWER
                                    8,704,700
------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                            PERSON
                            8,704,700
------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                            CERTAIN SHARES*                                    [_]
------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            14.2%
------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON*
                            PN
------------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 82966U-10-3                13D             Page  3  of  6  Pages
--------------------------                         -----------------------------


1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Apollo Overseas Partners IV, L.P.
                    98-0191324
---------------------------------------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                                           (b) [_]
---------------------------------------------------------------------------------------------------------------
3                   SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
4                   SOURCE OF FUNDS*
                    OO
---------------------------------------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                    TO ITEM 2(d) or 2(e)                                                [_]
---------------------------------------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands
---------------------------------------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
                              449,330
    NUMBER OF              -----------------------------------------------------------------------------------
      SHARES               8  SHARED VOTING POWER
   BENEFICIALLY               8,704,700
    OWNED BY              ------------------------------------------------------------------------------------
  EACH REPORTING           9  SOLE DISPOSITIVE POWER
   PERSON WITH                449,330
                          ------------------------------------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              8,704,700
---------------------------------------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,704,700
---------------------------------------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [_]
---------------------------------------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.2%
---------------------------------------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*
                    PN
---------------------------------------------------------------------------------------------------------------
                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 82966U-10-3             13D                 Page  4  of  6  Pages
--------------------------                         -----------------------------


15                  NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Apollo Advisors IV, L.P.
                    13-3983717
---------------------------------------------------------------------------------------------------------------
16                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                                           (b) [_]
---------------------------------------------------------------------------------------------------------------
17                  SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
18                  SOURCE OF FUNDS*
                    OO
---------------------------------------------------------------------------------------------------------------
19                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                    TO ITEM 2(d) or 2(e)                                         [_]
---------------------------------------------------------------------------------------------------------------
20                  CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
---------------------------------------------------------------------------------------------------------------
                          21  SOLE VOTING POWER
                              0
   NUMBER OF             --------------------------------------------------------------------------------------
    SHARES                22  SHARED VOTING POWER
 BENEFICIALLY                 8,704,700
    OWNED BY             ---------------------------------------------------------------------------------------
  EACH REPORTING          23  SOLE DISPOSITIVE POWER
   PERSON WITH                0
                         ---------------------------------------------------------------------------------------
                          24  SHARED DISPOSITIVE POWER
                              8,704,700
----------------------------------------------------------------------------------------------------------------
25                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,704,700
---------------------------------------------------------------------------------------------------------------
26                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                            [_]
---------------------------------------------------------------------------------------------------------------
27                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.2%
---------------------------------------------------------------------------------------------------------------
28                  TYPE OF REPORTING PERSON*
                    PN
---------------------------------------------------------------------------------------------------------------
                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 amends the Schedule 13D originally filed on November 24, 1998, as amended by Amendment No. 1 filed on January 4, 1999, Amendment No. 2 filed on October 28, 1999 and Amendment No. 3 filed on April 10, 2001 (the "Schedule 13D"), by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIFIV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"), and relates to the common stock, par value $.001 per share (the "Common Stock"), of Sirius Satellite Radio Inc., a Delaware corporation (the "Company"), or securities convertible thereto. Capitalized terms used without definition in this Amendment No. 4 shall have the respective meanings ascribed to them in the
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

     Items 5(a) and 5(b) of the Schedule 13D are hereby amended and replaced in their entirety as follows:

     (a) The Reporting Persons collectively beneficially own (1) 1,595,707 shares of Series A Preferred Stock having an aggregate liquidation preference of $159,570,700 and for which the Reporting Persons paid an aggregate purchase price of $135,000,000, (2) 715,703 shares of Series B Preferred Stock having an aggregate liquidation preference of $71,570,300 and for which the Reporting Persons paid an aggregate purchase price of $65,000,000, and (3) 1,000,000 shares of Common Stock for which the Reporting Persons paid an aggregate purchase price of $7,585,000. Assuming the conversion of all of the Series A Preferred Stock and Series B Preferred Stock as of the date hereof, the Reporting Persons collectively would beneficially own in the aggregate 8,704,700 shares of Common Stock, representing approximately 14.2% of the outstanding Common Stock, based upon the number of shares of Common Stock indicated as being outstanding in the Company's Annual Report on Form 10-K for the year ended December 31, 2000. The number of shares of Common Stock into which shares of Series A Preferred Stock and Series B Preferred Stock are convertible reflect dividend accretions and may be increased from time to time upon the occurrence of certain events as described in Item 4. Other than the matters referenced herein and in the prior filings, the Reporting Persons have not engaged in any transactions in the Company's securities. See also the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

     The securities of the Company held by the Reporting Persons may be subject from time to time to various collateral and other similar security arrangements made with third party financial institutions in the ordinary course of business.

     (b) See the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

     For purposes of Section 13 of the Act, Advisors IV may be deemed to control AIFIV and Overseas IV, respectively. Advisors IV may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all of the Common Stock of the Issuer to be held of record by AIFIV and Overseas IV.

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct and agree that this statement if filed on behalf of each of them.

Dated:  April 12, 2001

                                            APOLLO INVESTMENT FUND IV, L.P.

                            By:  Apollo Advisors IV, L.P., its General Partner
                                 By:  Apollo Capital Management IV, Inc., its
                                       General Partner

                                 By:  /s/ Michael D. Weiner
                                      -----------------------------
                                      Name:  Michael D. Weiner
                                      Title:  Vice President, Apollo Capital
                                                Management IV, Inc.

                                           APOLLO OVERSEAS PARTNERS IV, L.P.

                            By:  Apollo Advisors IV, L.P., its Managing General
                                  Partner
                                 By:  Apollo Capital Management IV, Inc., its
                                       General Partner

                                 By:  /s/ Michael D. Weiner
                                      ---------------------------
                                      Name:  Michael D. Weiner
                                      Title:  Vice President, Apollo Capital
                                               Management IV, Inc.


                                     APOLLO ADVISORS IV, L.P.

                            By:  Apollo Capital Management IV, Inc., its
                                  General Partner


                                 By:  /s/ Michael D. Weiner
                                      ---------------------------
                                      Name:  Michael D. Weiner
                                      Title:  Vice President, Apollo Capital
                                               Management IV, Inc.